Via Facsimile and U.S. Mail
Mail Stop 4720

August 7, 2009

Ms. Jolene L. Varney
Chief Financial Officer
Mylan Inc.
1500 Corporate Drive,
Canonsburg, PA 15317

Re: Mylan Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K/A for the Fiscal Year ended December 31, 2008
File Number: 001-09114

Dear Ms. Varney:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies
Returns, page 66

1. Please revise your disclosure which discusses the terms of your sales return policy, to include the amount of time after a sale in which the product can be returned, for what reasons a return is accepted and the form of the return (i.e. credit issued, cash

returned, product exchanged out of inventory for returned product). If you exchange product out of inventory, disclose in your notes to financial statements how you account for your estimate of these returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Provide us an analysis supporting your accounting treatment with reference to the authoritative literature you rely upon to support your accounting. It also may be helpful to provide us an example showing the journal entries made.

Form 10-K/A for the Fiscal Year ended December 31, 2008

Notes to the Consolidated Financial Statements
Note 3. Acquisitions, page 16

2. Please disclose the following information relating to the in-process research and development acquired for each individual material project:
   - The fair value assigned.
   - The significant appraisal assumptions, such as:
     - Risk adjusted discount rate applied to cash flows
     - the period in which material net cash inflows are expected to commence; and
     - material anticipated changes from historical pricing, margins and expense levels.
   - The completeness, complexity and uniqueness at the acquisition date.
   - The nature, timing and estimated costs of the efforts necessary to complete the project, and the anticipated completion date.
   - The risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.
   - In subsequent periods, disclose the status of efforts to complete the project, and the impact of any delays on expected investment return, results of operations and financial condition.

   Refer to paragraphs 4.2.03 and 4.2.05 of the AICPA Practice Aid "Assets Acquired in a Business Combination to Be Used in Research and Development Activities."

Note 10. Goodwill and Other Intangible Assets

3. Product rights and licenses represent $2.3 billion at December 31, 2008. Provide disaggregated quantitative disclosure about this material asset preferably by therapeutic category consistent with your presentation of revenues by therapeutic category as disclosed in Note 17. Segment Information.

Note 13. Income Taxes, page 33

4. Please disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that you believe are essentially permanent in duration because the earnings will be indefinitely reinvested in accordance with paragraph 44c of FAS 109 or state that determination is not practicable. If the latter, please tell us why determination is not practicable.

5. Please refer to your reconciliation of unrecognized tax benefits. Revise your disclosure to explain the increase in the unrecognized tax benefit addition due to the cumulative adjustment of $47.3 million.

Note 19. Contingencies
Legal Proceedings
Lorazepam and Clorazepate, page 42

6. Please tell us if you accrued any liability for the Lorazepam and Clorazepate litigation in addition to the $12 million you previously recognized. If not, please tell us why, under SFAS 5, you do not believe an additional liability is needed despite having a judgment issued against you and your co-defendants in the amount of $69.0 million.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant